UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 6-K

________________________

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number: 001-38376

________________________

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

________________________

Port Central S.A.

(Translation of registrant’s name into English)

________________________

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

 CENTRAL PUERTO S.A

Central Puerto S.A.

Consolidated financial statements for the six-month periods ended June 30, 2023 and 2022, together with the independent auditor’s report

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 32 BEGINNING JANUARY 1, 2023

CONSOLIDATED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023

CUIT (Argentine taxpayer identification number): 33-65030549-9. Date of registration with the Public Registry of Commerce:

– Of the articles of incorporation: March 13, 1992.

– Of the last amendment to by-laws: December 29, 2022.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE

(stated in pesos)

	Subscribed, paid-in, issued and registered
Class of shares	Outstanding shares	Treasury shares	Total

1,514,022,256 common, book-entry shares, with face value of 1 each and entitled to one vote per share.	1,505,044,626	8,977,630	1,514,022,256

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

for the six-month period ended June 30, 2023

		6 months		3 months
		Unaudited		Unaudited
	Notes	01-01-2023 to 06-30-2023	01-01-2022 to 06-30-2022	04-01-2023 to 06-30-2023	04-01-2022 to 06-30-2022
		ARS 000	ARS 000	ARS 000	ARS 000

Revenues	4	73,282,290	84,671,060	38,693,386	41,280,908
Cost of sales	Exhibit F	(50,302,686)	(41,814,086)	(29,286,308)	(22,615,481)
Gross income		22,979,604	42,856,974	9,407,078	18,665,427

Administrative and selling expenses	Exhibit H	(6,863,848)	(5,368,473)	(3,968,486)	(2,855,984)
Other operating income	5.1	40,033,067	22,677,613	21,114,937	11,629,413
Other operating expenses	5.2	(330,041)	(309,769)	(307,309)	(288,110)
Operating income		55,818,782	59,856,345	26,246,219	27,150,746

Loss on net monetary position		(31,402,104)	(18,278,740)	(14,418,495)	(10,303,558)
Finance income	5.3	27,365,570	9,180,650	19,057,724	4,835,983
Finance expenses	5.4	(41,046,873)	(26,829,360)	(22,936,183)	(14,927,895)
Share of the loss of associates		(45,396)	167,745	865,997	667,646
Income before income tax		10,689,979	24,096,640	8,815,262	7,422,922

Income tax for the period	6	(6,180,555)	(6,905,597)	(4,466,043)	(2,336,360)
Net income for the period		4,509,424	17,191,043	4,349,219	5,086,562
Total comprehensive income for the period		4,509,424	17,191,043	4,349,219	5,086,562

Attributable to:
– Equity holders of the parent		4,888,755	17,092,202	4,704,371	4,979,051
– Non-controlling interests		(379,331)	98,841	(355,152)	107,512
		4,509,424	17,191,043	4,349,219	5,086,563

Basic and diluted earnings per share (ARS)		3.25	11.36	3.13	3.31

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at June 30, 2023

		06-30-2023	12-31-2022
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment	Exhibit A	299,009,882	298,220,576
Intangible assets	Exhibit B	10,256,241	11,715,718
Biological assets		28,998,502	18,531,923
Investment in associates		17,709,317	18,319,777
Inventories		4,482,282	3,297,096
Other non-financial assets	8.1	317,525	370,492
Trade and other receivables	7.1	57,368,787	63,766,721
Other financial assets	7.4	1,646,290	1,757,560
Deferred tax asset	6	1,162,021	1,259,206
		420,950,847	417,239,069
Current assets
Biological assets		1,026,644	4,442,483
Inventories		12,976,890	9,523,550
Other non-financial assets	8.1	4,880,476	1,343,888
Trade and other receivables	7.1	68,000,753	66,137,071
Other financial assets	7.4	58,410,237	62,902,777
Cash and cash equivalents		4,493,715	13,928,637
		149,788,715	158,278,406
Total assets		570,739,562	575,517,475

Equity and liabilities
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		118,699,752	118,699,752
Legal reserve		19,965,261	18,530,737
Voluntary reserve		235,064,281	235,064,281
Other equity accounts		(8,753,796)	(8,753,796)
Voluntary reserve for future dividends distribution		27,025,913	-
Retained earnings		4,927,194	28,460,437
Equity attributable to holders of the parent		398,442,627	393,515,433
Non-controlling interests		3,785,020	298,361
Total equity		402,227,647	393,813,794

Non-current liabilities
Other non-financial liabilities	8.2	10,140,424	11,410,000
Other loans and borrowings	7.3	56,297,124	68,169,647
Compensation and employee benefits liabilities	8.3	1,978,337	1,123,295
Provisions		59,373	89,464
Deferred income tax liabilities	6	35,160,621	36,869,162
		103,635,879	117,661,568
Current liabilities
Trade and other payables	7.2	13,241,652	11,311,156
Other non-financial liabilities	8.2	10,087,151	13,217,840
Other loans and borrowings	7.3	30,931,814	27,402,942
Compensation and employee benefits liabilities	8.3	5,708,045	4,855,546
Income tax payable	8.4	4,634,561	7,185,141
Provisions	Exhibit E	272,813	69,488
		64,876,036	64,042,113
Total liabilities		168,511,915	181,703,681
Total equity and liabilities		570,739,562	575,517,475

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six-month period ended June 30, 2023

	Attributable to holders of the parent
	Capital stock		Retained earnings			Voluntary reserve
	Face value (1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	for future dividends distribution	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2023	1,514,022	118,699,752	18,530,737	235,064,281	(8,753,796)	-	28,460,437	393,515,433	298,361	393,813,794

Net income (loss) for the period	-	-	-	-	-	-	4,888,755	4,888,755	(379,331)	4,509,424
Total comprehensive income (loss) for the period	-	-	-	-	-	-	4,888,755	4,888,755	(379,331)	4,509,424

Increase in legal reserve	-	-	1,434,524	-	-	-	(1,434,524)	-	-	-

Increase in voluntary reserve for future dividends distribution	-	-	-	-	-	27,025,913	(27,025,913)	-	-	-

Business combination (Note 2.3)	-	-	-	-	-	-	-	-	3,957,898	3,957,898

Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	-	-	(91,908)	(91,908)

Dividends in cash collected by a subsidiary (3)	-	-	-	-	-	-	38,439	38,439	-	38,439
As of June 30, 2023	1,514,022	118,699,752	19,965,261	235,064,281	(8,753,796)	27,025,913	4,927,194	398,442,627	3,785,020	402,227,647

(1)	A subsidiary holds 8.977.630 common shares.
(2)	Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on May 24, 2023.
(3)	Dividend collection by the subsidiary Proener S.A.U. in relation to the dividends distribution decided by the Company’s Shareholders Meeting dated December 23, 2022.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six-month period ended June 30, 2022

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value (1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	Voluntary reserve for future dividends distribution	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2023	1,514,022	118,699,752	18,530,737	235,064,281	(8,753,796)	-	28,460,437	393,515,433	298,361	393,813,794

Net income (loss) for the period	-	-	-	-	-	-	4,888,755	4,888,755	(379,331)	4,509,424
Total comprehensive income (loss) for the period	-	-	-	-	-	-	4,888,755	4,888,755	(379,331)	4,509,424

Increase in legal reserve	-	-	1,434,524	-	-	-	(1,434,524)	-	-	-

Increase in voluntary reserve for future dividends distribution	-	-	-	-	-	27,025,913	(27,025,913)	-	-	-

Business combination (Note 2.3)	-	-	-	-	-	-	-	-	3,957,898	3,957,898

Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	-	-	(91,908)	(91,908)

Dividends in cash collected by a subsidiary (3)	-	-	-	-	-	-	38,439	38,439	-	38,439
As of June 30, 2023	1,514,022	118,699,752	19,965,261	235,064,281	(8,753,796)	27,025,913	4,927,194	398,442,627	3,785,020	402,227,647

(1)	A subsidiary holds 8,851,848 common shares.
(2)	Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on May 4, 2022.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the six-month period ended June 30, 2023

	06-30-2023	06-30-2022
	Unaudited
	ARS 000	ARS 000

Operating activities
Income for the period before income tax	10,689,979	24,096,640

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	14,279,242	11,760,896
Amortization of intangible assets	1,459,477	3,915,876
Income from sale of property, plant and equipment and inventories	(111,722)	(9,537)
Charge (Recovery) of tax receivables	10,856	(188,644)
Interest earned from customers	(7,250,919)	(3,524,015)
Finance income	(27,365,570)	(9,180,650)
Finance expenses	41,046,873	26,829,360
Share of the profit of associates	45,396	(167,745)
Movements in provisions and long-term employee benefit plan expense	635,308	277,366
Biological assets revaluation	(8,755,287)	-
Foreign exchange difference for trade receivables	(23,842,691)	(16,954,660)
Loss on net monetary position	24,544,910	6,648,511

Working capital adjustments:
Decrease (Increase) in trade and other receivables	12,799,101	(5,230,439)
(Increase) Decrease in other non-financial assets and inventories and biological assets	(716,914)	1,481,757
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(8,299,443)	(1,906,400)

Interest received from customers	5,941,369	3,730,237
Income tax paid	(8,618,599)	(5,079,824)
Tax interests paid	(181,858)	-
Insurance recovery collected	57,097	-
Net cash flows provided by operating activities	26,366,605	36,498,729

Investing activities
Purchase of property, plant and equipment and inventories, net	(3,109,715)	(856,341)
Sale (acquisition) of other financial assets, net	6,556,020	(35,188,075)
Dividends collected	567,972	155,565
Acquisition of subsidiaries, net of cash acquired	(16,188,211)	-
Net cash flows used in investing activities	(12,173,934)	(35,888,851)

Financing activities
Bank and investment accounts overdrafts (cancelled) obtained, net	(2,426,183)	13,220,400
Long-term loans paid	(12,124,480)	(8,568,141)
Interest and other financial costs paid	(5,894,375)	(4,601,289)
Dividends paid	(1,101,710)	(257,435)
Net cash flows used in financing activities	(21,546,748)	(206,465)

(Decrease) Increase in cash and cash equivalents	(7,354,077)	403,413
Exchange difference and other financial results	2,657,826	264,748
Monetary results effect on cash and cash equivalents	(4,738,671)	(421,914)
Cash and cash equivalents as of January 1	13,928,637	826,919
Cash and cash equivalents as of June 30	4,493,715	1,073,166

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six-month period ended June 30, 2023

1. Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations.

Our shares are listed on the BYMA ("Argentine Stock Exchanges and Markets"), and, since February 2, 2018, they are listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

In order to carry out its electric energy generation activity the Group owns the following assets:

–	Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,747 MW.

–	Our Luján de Cuyo plants are located in Luján de Cuyo, Province of Mendoza and have an installed capacity of 576 MW and a steam generating capacity of 125 tons per hour.

–	The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

–	The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

–	The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 280.5 MW (open-cycle operation).

–	The thermal cogeneration plant Terminal 6 - San Lorenzo, located in Puerto General San Martín, Santa Fe Province, with an installed power of 391 MW and 340 tn/h of steam production.

–	Equity interest of 75.69% in Central Costanera S.A. This company operates a thermal generation plant located in the city of Buenos Aires, which is made by six turbo-steam units with an installed power capacity of 1,131 MW and two combined cycle plants with an installed power capacity of 1,121 MW (see Note 11.1).

Through CP Renovables S.A. (“CPR”) and its subsidiaries, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U. the Group takes part on the development and performance of energy projects based on the use of renewable energy sources. In this regard, as of the issuance date of these financial statements, the Group has a total installed capacity of 373.8 MW of commercially-authorized power from sources of renewable energy, which is distributed as follows: (i) wind farm La Castellana 100.8 MW; (ii) wind farm La Castellana II 15.2 MW; (iii) wind farm La Genoveva 88.2 MW; (iv) wind farm La Genoveva II 41.8 MW; (v) wind farm Achiras 48 MW; (iv) wind farm Los Olivos 22.8 MW and (vii) wind farm Manque 57 MW.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group. On July 19, 2018, the National Gas Regulation Entity (Enargas) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

Finally, through Proener S.A.U., a company fully controlled by CPSA, the Group is engaged in the forest activity since Proener S.A.U. is the parent company of: a) Forestal Argentina S.A. and Loma Alta Forestal S.A.; such companies own forestry assets which consist of 72,000 hectares approximately in Entre Ríos and Corrientes provinces, in which 43,000 hectares approximately are planted with eucalyptus and pine tree, and b) Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A.; such companies own forest assets that are made of approximately 88,063 hectares in Corrientes province, from which 26,000 are planted with pine tree (over a total 36,000 hectares plantable area). See Note 11.2.

The issuance of Group’s condensed consolidated financial statements of the six-month period ended June 30, 2023 was approved by the Company’s Board of Directors on August 11, 2023.

1.1. Overview of Argentine Electricity Market

Transactions among different participants in the electricity industry take place through the wholesale electricity market (“WEM”) which is a market in which generators, distributors and certain large users of electricity buy and sell electricity at prices determined by supply and demand (“Term market”) and also, where prices are established on an hourly basis based on the economic production cost, represented by the short term marginal cost measured at the system’s load center (“Spot market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-government organization that was established to administer the WEM and functions as a clearing house for the different market participants operating in the WEM. Its main functions include the operation of the WEM and dispatch of generation and price calculation in the Spot market, the real-time operation of the electricity system and the administration of the commercial transactions in the electricity market. Currently, the Term market has CAMMESA as sole seller, in accordance with Section 9 of SE Resolution No. 95/2013.

After the Argentine economic crisis in 2001 and 2002 and the Convertibility Law, the costs of generators increased as a result of the Argentine peso devaluation. In addition, the price of fuel for their generation increased as well. The increasing generation costs combined with the freezing of rates for the final user decided by the Secretariat of Energy lead to a permanent deficit in CAMMESA accounts, which faced difficulties to pay the energy purchases to generators. Due to this structural deficit, the Secretariat of Energy issued a series of regulations to keep the electricity market working despite the deficit.

Secretariat of Energy Resolution No. 59/2023

On February 7, 2023, Resolution No. 59/2023 (“Resolution 59”) was published in the Official Gazette whereby generators with combined cycle units are authorized to adhere to the Power Availability and Efficiency Improvement Agreement (the "Agreement") so as to foster the necessary investments for major and minor maintenance of the equipments.

Through this agreement, adhering generators commit to reach, at least, 85% of monthly average power availability in exchange of a new power and energy price formed, in part, by amounts denominated in US dollars. In the case of power, a 2,000 USD/MW-month, plus the amount in ARS corresponding to the 85% and 65% of the power value established by Resolution 826 is set for the spring/autumn and summer/winter periods, respectively. Additionally, the price for generated energy is set at 3.5 USD/MWh in case of using gas, and at 6.1 USD/MWh in case of alternative fuel (gasoil) use.

On April 25, 2023, CAMMESA accepted the subscription to the Agreement of all the Group's combined cycle units, except for the unit so-called Buenos Aires that belongs to Central Costanera S.A. Hence, an increase in the remuneration of these units for their sales to the spot market occurred from the transactions since March 2023.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Regarding Buenos Aires combined cycle, on July 28, 2023 CAMMESA agreed to the Agreement subscription by Central Costanera S.A. (valid as from July transactions), once the Secretariat of Energy successfully ordered CAMMESA the following regarding the mentioned thermal unit: a) conversion to mono-fuel, i.e. operation just with natural gas, eliminating the possibility of operation with gas oil; and b) the adequation of the installed capacity to the real technical possibility of energy generation by the combined cycle. As of the date of these financial statements, this unit is in its last stage of corrective management tasks. Therefore, increase in remuneration of such unit will occur once the mentioned maintenance works are finished.

Secretariat of Energy Resolution No. 574/2023

On July 11, 2023, Resolution N. 574/2023 was published, which extended for 60 days (with the possibility of being extended for 60 days more) the termination date for the Concession Agreement of the Hydroelectric Power Station Piedra del Águila, among other Argentine Hydroelectric Power Stations, whose concession term ends during 2023.

2. Basis of preparation of the consolidated financial statements

2.1. Applied professional accounting standards

The Company prepares its condensed consolidated financial statements pursuant to the regulations in force of the Argentine Securities Commission (CNV) on Chapter III, Title IV of the CNV Regulations (N.T. 2013 as amended). Under section 1 of such section of the Regulations, companies issuing negotiable instruments must present their condensed consolidated financial statements applying Technical Resolution 26 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), which resolution establishes the application of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), its amendments and adoption circulars of IFRS that FACPCE may establish in accordance with such Technical Resolution. Interim condensed financial statements must apply the International Accounting Standard 34 (“IAS”) “Interim Financial Reporting”.

2.2. Basis of presentation and consolidation

These condensed consolidated financial statements for the six-month period ended June 30, 2023 were prepared applying the financial information framework prescribed by CNV as mentioned in Note 2.1.

In preparing these condensed consolidated financial statements, the Group applied the significant accounting policies, estimates and assumptions described in Notes 2.3 and 2.4 of the issued financial statements for the year ended December 31, 2022.

These condensed consolidated financial statements include all the necessary information for a proper understanding by their users of the relevant facts and transactions subsequent to the issuance of the last annual financial statements for the year ended December 31, 2022 and up to the date of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements include neither all the information nor the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the year ended December 31, 2022.

The Group’s condensed consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

2.2.1. Measuring unit

The condensed consolidated financial statements as at June 30, 2023, including the figures for the previous period were restated to consider the changes in the general purchasing power of the functional currency of the Group (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the Argentine Securities Commission. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

The effects caused by the application of IAS 29 are detailed in Note 2.2.2 to the issued consolidated financial statements for the year ended December 31, 2022.

The inflation was 50.68% and 36.15% in the six-month periods ended June 30, 2023 and 2022, respectively.

2.3. Business combinations

Business combinations are accounted using the acquisition method when the Group takes effective control of the acquired company.

The Group will recognize in its financial statements the acquired identifiable assets, the assumed liabilities, any non-controlling interest and, if any, goodwill according to IFRS 3.

The acquisition cost is measured as the aggregate of the transferred consideration, measured at fair value on that date, and the amount of any non-controlling interest in the acquiree. The Group will measure the noncontrolling interest in the acquiree at fair value or at the proportional interest in the identifiable net assets of the acquiree.

If the business combination is made in stages, the Group will measure again its previous holding at fair value at the acquisition date and will recognize income or loss in the consolidated statement of comprehensive income.

Goodwill is measured at cost, as excess of the transferred consideration regarding the acquired identifiable assets and the net assumed liabilities of the Group. If this consideration is lower than the fair value of the identifiable assets and of the assumed liabilities, the difference is recognized in the consolidated statement of comprehensive income. If the fair value of the net assets acquired is higher than the consideration paid, the Group reassesses whether it has properly identified all the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired in comparison to the consideration paid, then the gain is recognized in the consolidated statement of comprehensive income.

As described in Notes 11.1 and 11.2, dated February 17, 2023 and May 3, 2023, the Group acquired 75.68% of the Company Central Costanera S.A., as well as an additional 0.0093% of such Company in a subsequent public acquisition offering, and 100% of the companies Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A., respectively.

Regarding the described acquisitions, the Company is finishing to gather the necessary information to complete the identifiable assets and assumed liabilities identification and valuation process under the time- window set forth by IFRS 3. The Company will base such process on independent assessments to be made by specialists.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

2.4. Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2022, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

-	What is meant by a right to defer settlement.

-	That a right to defer must exist at the end of the reporting period.

-	That classification is unaffected by the likelihood that an entity will exercise its deferral right.

-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments did not have a significant impact on the Group´s consolidated financial statements.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed.

The amendments did not have a significant impact on the Group´s consolidated financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The Group has revisited their accounting policy information disclosures to ensure consistency with the amended requirements. These amendments did not have a significant impact on the Group´s consolidated financial statements.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

3. Operating segments

The following provides summarized information about the net income from continuing operations of the operating segments for the six-month periods ended June 30, 2023 and 2022:

2023	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Forest activity	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	56,491,992	11,922,147	33,327,112	3,005,220	1,363,533	(32,827,714)	73,282,290
Cost of sales	(42,574,729)	(4,511,537)	(30,244,640)	(1,850,923)	(1,133,849)	30,012,992	(50,302,686)
Administrative and selling expenses	(6,044,874)	(482,535)	(6,961,851)	(336,439)	-	6,961,851	(6,863,848)
Other operating income	29,795,229	1,142,804	862,577	9,064,642	30,392	(862,577)	40,033,067
Other operating expenses	(261,327)	(15,533)	(436,250)	(53,145)	(36)	436,250	(330,041)
Operating income	37,406,291	8,055,346	(3,453,052)	9,829,355	260,040	3,720,802	55,818,782

Other (expenses) income	(40,664,774)	(1,588,552)	1,169,451	(8,865,146)	(51,778)	(1,308,559)	(51,309,358)

Net (loss) income for the segment	(3,258,483)	6,466,794	(2,283,601)	964,209	208,262	2,412,243	4,509,424
Share in the net (loss) income for the segment	(3,258,483)	6,466,794	108,142	964,209	228,762	-	4,509,424

2022	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Forest activity	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	69,062,349	13,653,279	39,080,927	-	1,502,588	(38,628,083)	84,671,060
Cost of sales	(35,515,506)	(4,903,140)	(30,390,021)	-	(1,054,142)	30,048,723	(41,814,086)
Administrative and selling expenses	(4,930,690)	(437,783)	(6,437,233)	-	-	6,437,233	(5,368,473)
Other operating income	21,484,947	1,161,262	1,035,949	-	31,404	(1,035,949)	22,677,613
Other operating expenses	(311,504)	1,925	(329,558)	-	(190)	329,558	(309,769)
Operating income	49,789,596	9,475,543	2,960,064	-	479,660	(2,848,518)	59,856,345

Other (expenses) income	(42,790,864)	243,948	(4,957,411)	-	(247,089)	5,086,114	(42,665,302)

Net income (loss) for the segment	6,998,732	9,719,491	(1,997,347)	-	232,571	2,237,596	17,191,043
Share in the net income (loss) for the segment	6,998,732	9,719,491	233,320	-	239,500	-	17,191,043

(1)	Includes information from associates.
(2)	Includes income (expenses) related to resale of gas transport and distribution capacity.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

4. Revenues

	6 months		3 months
	01-01-2023 to 06-30-2023	01-01-2022 to 06-30-2022	04-01-2023 to 06-30-2023	04-01-2022 to 06-30-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Spot market revenues	34,786,321	31,463,839	18,286,922	13,756,576
Sales under contracts	30,170,376	46,777,405	15,680,938	23,984,618
Steam sales	3,457,442	4,474,382	1,814,885	2,347,404
Forest activity revenues	3,005,220	-	1,774,112	-
Resale of gas transport and distribution capacity	499,398	452,844	290,909	292,629
Revenues from CVO thermal plant management	1,363,533	1,502,590	845,620	899,681
	73,282,290	84,671,060	38,693,386	41,280,908

5. Other income and expenses

5.1. Other operating income

	6 months				3 months
	01-01-2023 to 06-30-2023		01-01-2022 to 06-30-2022		04-01-2023 to 06-30-2023		04-01-2022 to 06-30-2022
	ARS 000		ARS 000		ARS 000		ARS 000

Interest earned from customers	7,250,919	(1)	3,524,015	(1)	4,183,986	(3)	1,561,342	(3)
Foreign exchange difference, net	23,842,691	(2)	16,954,660	(2)	12,974,469	(4)	9,971,256	(4)
Biological assets revaluation	8,812,024		-		3,913,061		-
Insurance recovery	-		1,831,969		-		-
Recovery related to discount tax credits	-		188,644		-		78,353
Others	127,433		178,325		43,421		18,462
	40,033,067		22,677,613		21,114,937		11,629,413

(1)	Includes 2,596,061 and 2,211,071 related to CVO receivables for the six-month periods ended June 30, 2023 and 2022, respectively.
(2)	Includes 22,372,370 and 14,975,536 related to CVO receivables for the six-month periods ended June 30, 2023 and 2022, respectively.
(3)	Includes 1,126,631 and 1,147,900 related to CVO receivables for the three-month periods ended June 30, 2023 and 2022, respectively.
(4)	Includes 12,448,523 and 8,730,908 related to CVO receivables for the three-month periods ended June 30, 2023 and 2022, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

5.2. Other operating expenses

	6 months		3 months
	01-01-2023 to 06-30-2023	01-01-2022 to 06-30-2022	04-01-2023 to 06-30-2023	04-01-2022 to 06-30-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Net charge related to the provision for lawsuits and claims (Exhibit E)	(2,666)	(5,808)	7,324	1,921
Net charge related to the allowance for doubtful accounts and other receivables (Exhibit E)	8,546	(888)	9,754	(69)
Tax interests	(308,038)	-	(308,038)	-
Net charge related to discount tax credits	(10,856)	-	(8,561)	-
Impairment of material and spare parts (Exhibit E)	-	(228,192)	-	(228,192)
Others	(17,027)	(74,881)	(7,788)	(61,770)
	(330,041)	(309,769)	(307,309)	(288,110)

5.3. Finance income

	6 months		3 months
	01-01-2023 to 06-30-2023	01-01-2022 to 06-30-2022	04-01-2023 to 06-30-2023	04-01-2022 to 06-30-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Interest earned	995,108	126,923	520,680	84,093
Net income on financial assets at fair value through profit or loss (1)	25,779,196	6,826,981	17,847,888	3,281,949
Interest rate swap income	591,266	2,226,746	689,156	1,469,941
	27,365,570	9,180,650	19,057,724	4,835,983

(1)	Net of 81,017 corresponding to turnover tax for the six-month period ended June 30, 2023 and, 20,418 for the three-month period ended June 30, 2023.

5.4. Finance expenses

	6 months		3 months
	01-01-2023 to 06-30-2023	01-01-2022 to 06-30-2022	04-01-2023 to 06-30-2023	04-01-2022 to 06-30-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Interest on loans	(6,146,450)	(4,604,405)	(3,350,444)	(2,252,500)
Foreign exchange differences	(34,099,831)	(21,649,927)	(19,206,583)	(12,423,479)
Bank commissions for loans and others	(583,355)	(575,028)	(220,036)	(251,916)
Others	(217,237)	-	(159,120)	-
	(41,046,873)	(26,829,360)	(22,936,183)	(14,927,895)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

6. Income tax

The major components of income tax during the six-month periods ended June 30, 2023 and 2022, are the following:

Consolidated statements of income and comprehensive income

	6 months		3 months
	01-01-2023 to 06-30-2023	01-01-2022 to 06-30-2022	04-01-2023 to 06-30-2023	04-01-2022 to 06-30-2022
	ARS 000	ARS 000	ARS 000	ARS 000
Current income tax

Income tax charge for the period	(8,634,799)	(11,809,434)	(4,194,337)	(5,082,256)
Adjustment related to current income tax for the prior year	(261,680)	459,102	(261,680)	459,102

Deferred income tax

Related to the net variation in temporary differences	2,715,924	4,444,735	(10,026)	2,286,794
Income tax	(6,180,555)	(6,905,597)	(4,466,043)	(2,336,360)

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the six-month periods ended June 30, 2023 and 2022, is as follows:

	6 months		3 months
	01-01-2023 to 06-30-2023	01-01-2022 to 06-30-2022	04-01-2023 to 06-30-2023	04-01-2022 to 06-30-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Income before income tax	10,689,979	24,096,640	8,815,262	7,422,922

At statutory income tax rate (see Note 12)	(3,741,493)	(8,433,824)	(3,085,343)	(2,598,023)
Share of the profit of associates	299,177	17,175	163,459	43,304
Effect related to the discount of income tax payable	(1,018,281)	2,720,166	(380,037)	1,348,789
Adjustment related to current income tax for the prior year	(261,680)	459,102	(261,680)	459,102
Loss on net monetary position	(1,963,794)	(1,303,006)	(2,786,866)	(1,031,276)
Unrecognized tax-loss carryforwards	(1,250,094)	(1,772,001)	448,901	(1,517,504)
Others	1,755,610	1,406,791	1,435,523	959,248
Income tax for the period	(6,180,555)	(6,905,597)	(4,466,043)	(2,336,360)

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income and comprehensive income
	06-30-2023	12-31-2022	06-30-2023	12-31-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	11,381	12,115	(2,507)	(5,825)
Other financial assets	(483,391)	(153,617)	(322,342)	(295,774)
Provisions and others	(3,222,303)	(1,280,978)	16,455	107,782
Employee benefit liability	964,826	529,860	115,347	(59,364)
Investments in associates	(6,428,283)	(6,221,740)	194,803	(56,747)
Property, plant and equipment - Material & spare parts - Intangible assets	(16,730,672)	(18,354,384)	243,218	450,947
Biological assets	(94,879)	-	-	-
Deferred tax income	(7,034,601)	(8,110,074)	1,075,473	1,960,614
Tax loss carry-forward	302,664	237,641	65,022	(460,050)
Tax inflation adjustment - Asset	73,342	182,834	(109,492)	(271,053)
Tax inflation adjustment - Liability	(1,356,684)	(2,451,613)	1,439,947	3,074,207
Deferred income tax expense			2,715,924	4,444,737
Deferred income tax liabilities, net	(33,998,600)	(35,609,956)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	6-30-2023	31-12-2022
	ARS 000	ARS 000

Deferred income tax asset	1,162,021	1,259,206
Deferred income tax liability	(35,160,621)	(36,869,162)
Deferred income tax liability, net	(33,998,600)	(35,609,956)

7. Financial assets and liabilities

7.1. Trade and other receivables

	06-30-2023	12-31-2022
	ARS 000	ARS 000
Non-current

Trade receivables - CAMMESA	56,712,245	63,410,558
Receivables from shareholders	656,499	356,098
Guarantee deposits	43	65
	57,368,787	63,766,721
Current

Trade receivables - CAMMESA	54,462,972	47,838,552
Trade receivables - YPF S.A. and YPF Energía Eléctrica S.A.	867,747	1,112,055
Trade receivables - Large users	3,498,341	3,232,234
Trade receivables - Forest clients	877,891	904,614
Receivables from associates and other related parties	-	87
Other receivables	8,307,706	13,075,547
	68,014,657	66,163,089
Allowance for doubtful accounts - Exhibit E	(13,904)	(26,018)
	68,000,753	66,137,071

CVO receivables: As described in Note 1.2.a) to the issued consolidated financial statements as of December 31, 2022, in 2010 the Company approved a new agreement with the former Energy Secretariat (the “CVO agreement”) and as from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”).

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”. CVO receivables are expressed in USD and they accrue LIBOR interest at a 5% rate.

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company collects the CVO receivables converted in US dollars in 120 equal and consecutive installments.

During the six-month period ended June 30, 2023 and 2022, collections of CVO receivables belonging to CPSA amounted to 9,318,290 and 9,564,618, respectively. Also, collections of CVO receivables belonging to Central Costanera S.A. amounted to 309,194 during the period between the acquisition date of such company and June 30, 2023.

The information on the Group’s objectives and credit risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2022.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	90 days	90-180 days	180-270 days	270-360 days	More than 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

06-30-23	125,369,540	107,986,512	17,357,749	20,454	1,341	1,913	1,571
12-31-22	129,903,792	119,620,614	9,933,196	347,378	793	122	1,689

7.2. Trade and other payables

	06-30-2023	12-31-2022
	ARS 000	ARS 000
Current

Trade and other payables	12,929,459	11,123,788
Payables to associates and other related parties	312,193	187,368
	13,241,652	11,311,156

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2022.

For the terms and conditions of payables to related parties, refer to Note 10.

7.3. Other loans and borrowings

	06-30-2023		12-31-2022
	ARS 000		ARS 000
Non-current

Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.5, 7.3.6 and 7.3.11)	56,297,124	(1)	68,169,647	(1)

Current

Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.5, 7.3.6 and 7.3.11)	22,261,835	(1)	16,567,480	(1)
Corporate bonds (Note 7.3.8)	7,894,656		7,661,163
Bank and investment accounts overdrafts	775,323		3,174,299
	30,931,814		27,402,942

(1)	Net of debt issuance costs.

7.3.1. Loans from the IIC-IFC Facility

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

As of the date of these financial statements, the loans disbursements have been fully received by the Group.

In accordance with the terms of the agreement subscribed by CP La Castellana S.A.U., USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, CP La Castellana S.A.U., together with IDB Group and IFC amended loan agreements on June 29, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue a fixed interest rate equal to 8.05%, and the rest accrue a 6.77% fixed interest rate. The loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to these agreements, CP Achiras, CP La Castellana and the Company have undertaken some obligations, which are described in Note 10.3.1 to the issued financial statements as at December 31, 2022. As of June 30, 2023, the Group has met such obligations.

As of February 16, 2023, CP La Castellana and CP Achiras has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Guarantee Agreement posted by CPSA was released.

Under the subscribed trust guarantee agreement, as at June 30, 2023 and as of December 31, 2022, there are trade receivables with specific assignment for the amounts of 5,780,507 and 9,922,168, respectively.

As of June 30, 2023, and as of December 31, 2022, the balance of these loans amounts to 24,957,621 and 27,501,036, respectively.

7.3.2. Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo cogeneration unit project.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, the Company and KfW amended the loan agreement on June 30, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161%. The loan is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain a debt ratio of (a) as at December 31, 2019 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As at June 30, 2023, the Company has complied with that requirement.

During 2019 the disbursements for this loan were fully received for a total amount of USD 55.2 million.

As at June 30, 2023 and December 31, 2022, the balance of this loan amounts to 7,443,093 and 8,315,165, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

7.3.3. Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On June 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for USD 180 million to fund the acquisition of the Thermal Station Brigadier López.

Pursuant to the agreement, this loan accrues an adjustable interest rate based on LIBOR plus a margin. Since as from June 30, 2023, the calculation and publishing of LIBO rate was suspended, the Company and the administrative agent of this financing (on behalf of all creditors) started negotiations to define the new applicable interest rate, observing the recommendations of the local and international regulatory entities, the best market practices, and the characteristics and particularities of the loan. As of the issuance date of these financial statements, the Company and the administrative agent are negotiating and defining the terms and conditions of this financing amendment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of USD 500 million. As at June 30, 2023, the Company has complied with such obligations.

On June 14, 2019 the loan funds were fully disbursed.

As mentioned in Note 12, on September 15, 2020, BCRA issued Communication “A” 7106, which established certain access restrictions to the foreign exchange market for the repayment of the financial debt in which it allows payment of up to 40% of installments higher than USD 1 million becoming due between October 15, 2020 and March 31, 2021, establishing that a refinancing plan should be submitted for the outstanding amounts, which shall fulfill certain conditions established in the regulation, such as that repayment must have an average life higher than 2 years. This way, the loan installments becoming due between December 2020 and March 2021 were under the scope of the provisions of such regulation.

On December 22, 2020, the Company signed an amendment to the loan, modifying, among others, the amortization schedule so as to comply with the requirements established by Communication “A” 7106, partially postponing installments becoming due in December 2020 and March 2021, extending the final payment term to June 2023, including monthly amortizations as from January 2021 until January 2022, and keeping the amortizations in the initial schedule for June, September and December 2021, each of them equal to 20% of capital. In December 2020, 40% of the installment for such month was paid, complying with the regulations in force and the abovementioned amendment. Amongst others, the amendment involves a two basic points increase in the interest rates as from December 12, 2020.

Other changes derived from the amendment include: a limitation to make dividends payment during 2021, and a USD 25 million maximum allowed for 2022. Moreover, a collateral agreement was signed, which includes the pledge on turbines of Brigadier López Thermal Station, a mortgage on the land in which such power station is located and a LVFDV passive collection collateral assignment.

On June 15, 2021, the Company signed a new amendment, in accordance with Communication “A” 7230 issued by BCRA, as described in Note 12, which changed the amortization schedule, rescheduling 60% of installments, whose original maturity date operated in June, September and December 2021, and extending the loan’s final term up to January 2024. The schedule in force, which includes this amendment and the one dated December 22, 2020, foresees monthly amortizations until January 2022, one amortization in June 2023 for the amount of USD 34.128 million and the last amortization in January 2024 for the amount of USD 55.1 million. Moreover, the financial commitments and obligations undertaken in the first amendment are kept.

This new amendment also implied a 125 basic-point increase in the applicable interest rate as from June 12, 2021 and the dividend payment restriction was maintained until 2021, as well as the USD 25 million limitation for 2022. During 2023, the highest dividend payment allowed is USD 20 million.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

On December 23, 2022 and May 3, 2023 the Company subscribed two limited consents, by means of which the creditor financial entities agreed to the acquisition by Proener S.A.U. of the companies Forestal Argentina S.A., Loma Alta Forestal S.A., Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. (see Notes 1 and 11.2). In addition, it was established that CPSA and Proener S.A.U should keep a minimum amount of “Cash and short-term investments” corresponding to the established payment in the next maturity of principal and interest.

As of the date of these financial statements, all payments established in the schedule resulting from the amendments subscribed have been made.

As at June 30, 2023, and as of December 31, 2022, the balance of the loan amounts to a 14,186,087 and 23,877,860, respectively.

7.3.4. Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, entered into a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

Pursuant to the terms of the agreement subscribed with Vientos La Genoveva S.A.U., this loan accrues an interest rate equal to LIBOR plus 6.50% As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva S.A.U. together with IFC amended this agreement on June 14, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 55 installments as from November 15, 2020.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U until the project reaches the commercial operations date) hedging agreements, guarantee trusts, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to these agreements, the Company have undertaken some obligations, which are described in Note 10.3.4 to the issued financial statements as at December 31, 2022. As of June 30, 2023, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at June 30, 2023, and as of December 31, 2022, there are trade receivables with specific assignment for the amounts of 1,606,129 and 1,625,395, respectively.

On November 22, 2019 the loan funds were fully disbursed. As at June 30, 2023 and December 31, 2022, the balance of the loan amounts to 16,192,302 and 17,370,313, respectively.

7.3.5. Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U.

On May 24, 2019, CPR Energy Solutions S.A.U. (subsidiary of CPR) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to fund the construction of the wind farm “La Castellana II”.

According to the executed agreement, this loan accrues a fixed interest rate equal to 8.5% during the first year, which will be increased 0.5% per annum until the sixty-first interest period. The loan is amortizable quarterly in 25 installments as from May 24, 2020.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by CPR Energy Solutions S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares, guarantee agreements on wind turbines, promissory notes and other agreements have been executed.

As of September 3, 2021, CPR Energy Solutions S.A.U. has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Collateral posted by the Company was released.

On May 24, 2019 the loan funds were fully disbursed. As at June 30, 2023 and December 31, 2022, the balance of this loan amounts to 1,660,609 and 1,979,663, respectively.

7.3.6. Loan from Banco Galicia y Buenos Aires S.A. to subsidiaryVientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the executed agreement, this loan accrues LIBOR plus 5.95% As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva II S.A.U. and Banco de Galicia y Buenos Aires S.A. entered into an amendment agreement on July 21, 2023, whereby the interest rate changed to the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.42826% applicable as from the next interest payment. The loan is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what happens first), guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

As of September 3, 2021, Vientos La Genoveva II S.A.U. has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Collateral posted by the Company was released.

On July 23, 2019, the loan funds were fully disbursed. As of June 30, 2023 and December 31, 2022, the balance of this loan amounts to 4,828,461 and 5,693,090, respectively.

7.3.7. Financial trust corresponding to Thermal Station Brigadier López

Within the framework of the acquisition of Thermal Station Brigadier López, the Company assumed the capacity of trustor in the financial trust previously entered into by Integración Energética Argentina S.A., which was the previous holder of the thermal station. The financial debt balance at the transfer date of the thermal station was USD 154,662,725.

According to the provisions of the trust agreement, the financial debt accrued an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever is higher, and it was monthly amortizable. On April 5, 2022, this loan has been paid in full.

Under the subscribed trust guarantee agreement, as at June 30, 2023, and December 31, 2022, there are trade receivables with specific assignment for the amounts of 884,757 and 1,333,164, respectively.

As of the date of these financial statements, procedures needed for the financial trust liquidation are being made.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

7.3.8. CP Manque S.AU. and CP Los Olivos S.A.U. Program of Corporate Bonds

On August 26, 2020, under Resolution No. RESFC-2020 - 20767 - APN.DIR#CNVM, the public offering of the Global Program for the Co-Issuance of Simple Corporate Bonds (not convertible into shares) by CP Manque S.A.U. and CP Los Olivos S.A.U. (both subsidiaries of CPR, and together the “Co-issuers”) for the amount of up to USD 80,000,000 was authorized. By virtue of such program, the Co-Issuers may issue corporate bonds, of different class and/or series, that may qualify as social, green and sustainable marketable securities under the criteria established by CNV in that regard.

Within the framework of the mentioned program, on September 2, 2020, Corporate Bonds Class I were issued for an amount of USD 35.160.000 at a fix 0% interest rate expiring on September 2, 2023; and Corporate Bonds Class II were issued for 1,109,925 at a variable interest rate equivalent to BADLAR, plus an applicable margin of 0.97% expiring on September 2, 2021. After such maturity date, Corporate Bonds Class II were fully paid.

On June 24, 2020, the Board of Directors of CPSA decided to guarantee unconditionally the co-emission of corporate bonds of its subsidiaries CP Manque S.A.U. and CP Los Olivos S.A.U. (the “Guarantee”). The Guarantee is an obligation with a common guarantee, not subordinated and unconditional. And, it shall have, at all times, the same priority rank regarding the non-guaranteed and unsubordinated obligations, present and future, of the Company. The Guarantee was instrumented through the signature of the Company in its capacity as co-signer of the permanent global certificates deposited in Caja de Valores S.A., in which the Corporate Bonds Class I and Corporate Bonds Class II of CP Manque S.AU. and CP Los Olivos S.AU. are represented.

7.3.9. CPSA Program of Corporate Bonds

On July 31, 2020, the Special Shareholders’ Meeting of the Company approved the creation of a new global issuance program of corporate bonds for a maximum amount of up to USD 500,000,000 (or its equivalent in other currency), which shall be issued at short, mid or long term, simple, not convertible into shares, under the terms of the Corporate Bonds Act (the “Program”). Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the corporate bonds to be issued under it provided they had not been expressly determined at the Shareholders’ Meeting. On October 29, 2020, CNV approved the creation of such program, which shall expire on October 29, 2025, in accordance with the regulations in force.

7.3.10. CPSA´s Shares Buyback Program

On October 13, 2022, the Company’s Board of Directors approved the creation of a program for the acquisition of shares issued by the Company as per the regulations in force, for a maximum amount of up to USD 10,000,000 or the lowest amount from the acquisition until reaching 10% of the share capital and for a 180-calendar-day period counted as from the business day following the publication of the purchase in the market’s media, which shall be subject to any term renewal or extension. The buyback procedure may be conducted by the Company and/or its subsidiaries with a daily limit for operations of up to 25% of the average volume of daily transactions for the share in the markets in which it is listed, considering to such end the previous 90 business days. The maximum price to be paid for the shares will be USD 4.60 per ADR ("American Depositary Receipt") in NYSE and up to a maximum of ARS 144 per share in BYMA. On November 9, 2022, the Company’s Board of Directors decided to increase the maximum amounts to be paid: USD 5.40 per ADR in NYSE and ARS 167 per share in BYMA.

At the date of issuance of these financial statements, the subsidiary CPR has purchased 125,782 CPSA shares for a total value of 34,730. under the program. These transactions have been booked as purchase of treasury shares according to IAS 32. Therefore, consideration paid was recognized directly in equity under "Other equity accounts".

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

7.3.11. Mitsubishi Corporation Loan

On November 29, 1996, the Company Central Costanera S.A. entered into an Agreement with Mitsubishi Corporation for the installation of a combined cycle power station. The original agreement includes a USD 192.5 million financing in 12 years counted as from the provisional reception of the project, with an annual 7.42% fixed rate and a semester capital and interest amortization.

On October 27, 2014, Central Costanera S.A. and Mitsubishi Corporation agreed on the restructuring of such liabilities. Among the main restructuring conditions, the following stand out: accrued and accumulated interest remission as of September 30, 2014 for the amount of USD 66,061,897; the rescheduling of capital due date for the amount of USD 120,605,058 for an 18-year term, with a 12-month grace period, which must be totally paid before December 15, 2032; a minimum annual payment of USD 3,000,000 in concept for capital, in quarterly installments; an annual 0.25% fixed rate; and certain dividend payment restrictions were agreed on.

Considering the restrictions imposed by the Argentine Central Bank described on Note 12, several amendments to the loan agreement were entered into as from September 30, 2020.

On May 13, 2022, an amendment was signed to pay the June 2022 capital in two monthly and consecutive installments of USD 2,000,000 in June 2022, and USD 861,116 in July 2022, remaining the other conditions unaltered.

On August 23, 2022, a new amendment was signed to pay the September 2022 capital in two monthly and consecutive installments of USD 2,000,000 in September 2022, and USD 861,116 in October 2022, remaining the other conditions unaltered.

On November 21, 2022, a new amendment was signed to pay the December 2022 capital in two monthly and consecutive installments of USD 2,000,000 in December 2022, and USD 861,116 in January 2023, remaining the other conditions unaltered.

The loan considers certain financial restrictions, which as of June 30, 2023 have been completely fulfilled by Central Costanera S.A. Moreover, as guarantee of the obligations undertaken, Central Costanera S.A has a pledge in favor of Mitsubishi Corporation with a first degree recording on the financed asset.

As of June 30, 2023, the liabilities balance amounts to 9,290,786.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

7.4. Quantitative and qualitative information on fair values Valuation techniques

Valuation techniques

The fair value reported in connection with the financial assets is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair value of quoted debt securities, mutual funds and stocks and corporate bonds is based on price quotations at the end of each reporting period.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, the Company’s financial assets, that were measured at fair value on recurring basis as of June 30, 2023 and December 31, 2022:

06-30-2023	Measurement date	Fair value measurement using:
		Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	06.30.2023	14,191,943	14,191,943	-	-
Public debt securities (1)	06.30.2023	41,317,243	41,317,243	-	-
Stocks and corporate bonds	06.30.2023	2,428,820	2,428,820	-	-
Interest rate swap	06.30.2023	1,971,295	-	1,971,295	-
Total financial assets measured at fair value		59,909,301	57,938,006	1,971,295	-

(1)	Public debt securities issued by National Government.

12-31-2022	Measurement date	Fair value measurement using:
		Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000

Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	12.31.2022	9,253,315	9,253,315	-	-
Public debt securities (1)	12.31.2022	52,459,953	52,459,953	-	-
Stocks and corporate bonds	12.31.2022	793,595	793,595	-	-
Interest rate swap	12.31.2022	2,051,106	-	2,051,106	-
Total financial assets measured at fair value		64,557,969	62,506,863	2,051,106	-

(1)	Public debt securities issued by National Government for 42,381,279 and T BILLs for 43.

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued financial statements as at December 31, 2022.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

8. Non-financial assets and liabilities

8.1. Other non-financial assets

	06-30-2023	12-31-2022
	ARS 000	ARS 000
Non-current

Tax credits	72,067	633
Income tax credits	240,947	363,062
Prepayments to vendors	4,511	6,797
	317,525	370,492
Current

Upfront payments of inventories purchases	1,263,965	379,922
Prepayment insurance	1,470,493	491,263
Tax credits	1,751,149	356,854
Other	394,869	115,849
	4,880,476	1,343,888

8.2. Other non-financial liabilities

Non-current

VAT payable	9,849,874	11,014,938
Tax on bank account transactions payable	290,550	395,062
	10,140,424	11,410,000

Current

VAT payable	8,340,247	8,375,603
Turnover tax payable	218,513	72,621
Income tax withholdings payable	307,160	2,719,564
Concession fees and royalties	111,030	80,938
Tax on bank account transactions payable	433,967	525,943
Dividends payable	-	1,426,565
Others	676,234	16,606
	10,087,151	13,217,840

8.3. Compensation and employee benefits liabilities

Non-current

Employee long-term benefits	1,978,337	1,123,295

Current

Employee long-term benefits	256,125	323,984
Vacation and statutory bonus	2,148,035	1,787,379
Contributions payable	1,117,354	561,098
Bonus accrual	2,161,206	2,081,696
Other	25,325	101,389
	5,708,045	4,855,546

8.4. Income tax payable

Income tax payable provision	4,377,887	7,185,141
Income tax payable moratorium	256,674	-
	4,634,561	7,185,141

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

9. Equity reserves

On April 29, 2022, the Shareholders´ Meeting of the Company approved those unappropriated earnings (loss) as of December 31, 2021 amounting to 2,152,996 were absorbed into the voluntary reserve.

On December 23, 2022, the Shareholders´ Meeting of the Company decided to partially deallocate the voluntary reserve by 6,574,603 for distribution of a cash dividend.

On April 28, 2023, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 1,434,524 and to allocate the remaining unappropriated earnings as of December 31, 2022 to create a voluntary reserve in order to be applied to dividends payment based on the evolution of the Company´s financial situation and according to current Company´s dividends distribution policy.

10. Information on related parties

The following table provides the transactions performed and the accounts payable to/receivable from related parties during the corresponding period/year:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Associates:

Termoeléctrica José de San Martín S.A.	06-30-2023	121	-	-	-
	06-30-2022	595	-	108	-
	12-31-2022	1,010	-	75	-

Distribuidora de Gas Cuyana S.A.	06-30-2023	7,769	1,020,569	-	289,107
	06-30-2022	14,899	1,090,118	-	210,700
	12-31-2022	26,134	1,972,188	-	177,604

Distribuidora de Gas del Centro S.A.	06-30-2023	7,769	-	-	23,086
	06-30-2022	14,899	-	-	27,939
	12-31-2022	26,134	-	-	9,764

Energía Sudamericana S.A.	06-30-2023	20,438	-	-	-
	06-30-2022	-	-	-	1,181
	12-31-2022	-	-	-	-

Related companies:

RMPE Asociados S.A.	06-30-2023	216	808,712	-	-
	06-30-2022	446	1,066,230	-	-
	12-31-2022	758	2,078,575	12	-
Totales	06-30-2023	36,313	1,829,281	-	312,193
	06-30-2022	30,839	2,156,348	108	239,820
	12-31-2022	54,036	4,050,763	87	187,368

Balances and transactions with shareholders

As at June 30, 2023 and as of December 31, 2022, there is a balance of 656,499 and 356,098 shareholders, respectively, corresponding to the personal property tax entered by the Company under the substitute decision maker scheme.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the six-month periods ended June 30, 2023 and 2022, the Company has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

11. Contracts, acquisition and agreements

11.1. Shares purchase agreements with Enel Group

On February 17, 2023, Proener S.A.U. acquired 531,273,928 shares from Enel Argentina S.A., which represent 75.68% of the capital stock and votes from Enel Generación Costanera S.A. (currently, Central Costanera S.A.). The total purchase price amounted to USD 48,000,000. Pursuant to the CNV applicable regulations, on March 17, 2023, a mandatory public acquisition offering ("OPA") at an equitable price with respect to the remaining outstanding shares was announced. Such was approved by CNV on May 23, 2023. The offering reception period was opened from May 30, 2023 to June 12, 2023, and offerings from a total of 17 shareholders, owners of 65,100 shares, representing approximately 0.0093% of the issued and outstanding shares of Central Costanera S.A. were accepted, which were acquired at a $94.189 price per share by Proener S.A.U.

On the same date, Proener S.A.U. entered into a shares purchase agreement with Enel Argentina S.A. and Enel Américas S.A., by virtue of which, subject to the exercise of the preemptive right of the remaining shareholders, Enel Américas S.A. agreed to sell to Proener S.A.U. its interest in Inversora Dock Sud S.A. and Enel Argentina S.A. agreed to sell to Proener S.A.U. its interest in Central Dock Sud S.A. The total purchase price for both holdings amounted to USD 54,000,000. On March 17, 2023, Proener S.A.U. was informed by Enel Argentina S.A. and Enel Américas S.A. that the remaining shareholders have decided to exercise their preemptive right. This way, once the stocks purchase was accomplished by the remaining shareholders during April 2023, Proener S.A.U. terminated the shares purchase agreement on April 25, 2023.

11.2. Forest companies’ acquisition

On May 3, 2023, Proener S.A.U. acquired 100% of capital stock and votes of companies Empresas Verdes Argentina S.A., Las Misiones S.A. y Estancia Celina S.A. The purchase price amounted to USD 29,881,340. Such companies own forest assets that are made of approximately 88,063 hectares in Corrientes province, from which 26,000 are planted with pine tree (over a total 36,000 hectares plantable area).

12. Measures in the Argentine economy

Foreign exchange market

As from December 2019, the BCRA issued a series of communications whereby it extended indefinitely the regulations on Foreign Market and Foreign Exchange Market issued by BCRA that included regulations on exports, imports and previous authorization from BCRA to access the foreign exchange market to transfer profits and dividends abroad, as well as other restrictions on the operation in the foreign exchange market.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Particularly, as from September 16, 2020, Communication “A” 7106 established, among other measures referred to human persons, the need for refinancing the international financial indebtedness for those loans from the non-financial private sector with a creditor not being a related counterparty of the debtor expiring between October 15, 2020 and March 31, 2021. The affected legal entities were to submit before the Central Bank a refinancing plan under certain criteria: that the net amount for which the foreign exchange market was to be accessed in the original terms did not exceed 40% of the capital amount due for that period and that the remaining capital had been, as a minimum, refinanced with a new external indebtedness with an average life of 2 years. This point shall not be applicable when indebtedness is taken from international entities and official credit agencies, among others. On February 25, 2021, through Communication “A” 7230, BCRA broadened the regulation scope to all those debt installments higher than USD 2 million becoming due between April 1 and December 31, 2021. The effects of these regulations for the Company are described in Note 7.3.3. and 7.3.11. Moreover, on March 3, 2022 and October 13, 2022, through Communications “A” 7466 and "A" 7621, BCRA broadened the regulation scope to all those debt installments higher than USD 2 million becoming due until December 31, 2022 and December 31, 2023, respectively. These updates had no effect on the Company, except for the loan described in Note 7.3.11.

As of the date of issuance of these financial statements, restrictions imposed by BCRA have been increased, due to additional restrictions established both for imports payment and foreign exchange market operation.

Income Tax

On June 16, 2021, the Argentine Executive Power passed Law No. 27630, which established changes in the corporate income tax rate for the fiscal periods commencing as from January 1, 2021. Such law establishes payment of the tax based on a structure of staggered rates regarding the level of accumulated taxable net income. The estimated amounts in this scale will be annually adjusted as from January 1, 2022, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared with the same month of the previous year. For fiscal year 2022 the applicable scale was the following: 25% up to an accumulated taxable net income of 7.6 million Ps.; 30% for the excess of such amount up to 76 million Ps.; and 35% for the excess of such amount. For fiscal year 2023 the applicable scale is the following: 25% up to an accumulated taxable net income of 14.3 million Ps.; 30% for the excess of such amount up to 143 million Ps.; and 35% for the excess of such amount.

13. Restrictions on income distribution

Pursuant to the General Legal Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

Within the framework of the amendments to the loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC described in Note 7.3.3, there is a restriction for the payment of dividends until 80% of the loan’s principal and interest are paid. Thus, during 2021 no dividends could be paid while during 2022 and 2023 dividends can be paid up to USD 25 million and USD 20 million, respectively.

The profits that are distributed to human persons of Argentina and abroad and foreign legal entities are subject to a withholding of 7% as dividend tax, to the extent that such profits correspond to fiscal years closed after December 31, 2017.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT A

CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

	06-30-2023
	Cost
	At the beginning	Additions		Transfers	Disposals	At the end
	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000

Lands and buildings	61,311,704	5,724,708		-	-	67,036,412
Electric power facilities	382,584,262	5,536,675		-	(164,890)	387,956,047
Wind turbines	102,820,297	-		-	(1,071)	102,819,226
Gas turbines	11,314,980	-		-	-	11,314,980
Construction in progress	33,665,091	1,569,858		(325)	1,071	35,235,695
Other	17,977,914	2,240,461		325	(3,806)	20,214,894
Total 06-30-2023	609,674,248	15,071,702	(2)	-	(168,696)	624,577,254

	06-30-2023					12-31-2022
	Depreciation and impairment
	At the beginning	Charges	Disposals	At the end	Net book value	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	9,156,578	802,547	-	9,959,125	57,077,287	52,155,114
Electric power facilities	206,736,605	12,116,597	(161,791)	218,691,411	169,264,636	175,847,657
Wind turbines	17,075,648	2,588,149	-	19,663,797	83,155,429	85,744,652
Gas turbines	-	-	-	-	11,314,980	11,314,979
Impairment of gas turbines	6,591,516	-	-	6,591,516	(6,591,516)	(6,591,515)
Impairment of wind turbines, electric power facilities, lands and buildings, construction in progress and others (1)	57,810,815	(1,777,177)	-	56,033,638	(56,033,638)	(57,810,814)
Construction in progress	-	-	-	-	35,235,695	33,665,085
Other	14,082,513	549,126	(3,754)	14,627,885	5,587,009	3,895,418
Total 06-30-2023	311,453,675	14,279,242	(165,545)	325,567,372	299,009,882
						298,220,576

(1)	See Note 2.3.8. to the issued financial statements as at December 31, 2022.
(2)	Includes 13,612,256 that were added to the Company’s equity through the business combinations described in Note 2.3.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT B

CENTRAL PUERTO S.A.

INTANGIBLE ASSETS

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

	06-30-2023						12-31-2022
	Cost	Amortization and impairment
	At the beginning and at the end of the period	At the beginning	%	Charges	At the end	Net book value	Net book value
	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000	ARS 000

Concession right	73,344,185	70,286,200	3.3	1,310,565	71,596,765	1,747,420	3,057,985
Transmission lines and electrical substations for wind farms	5,992,204	1,364,032	5	150,364	1,514,396	4,477,808	4,628,172
Turbogas and turbosteam supply agreements for thermal station Brigadier López (“BL contracts”)	36,758,615	28,576,404	-	-	28,576,404	8,182,211	8,182,211
BL contracts impairment	-	4,102,178	-	-	4,102,178	(4,102,178)	(4,102,178)
Transmission lines and electrical substations for wind farms impairment (1)	-	50,472	5	(1,452)	49,020	(49,020)	(50,472)
Total 06-30-2023	116,095,004	104,379,286		1,459,477	105,838,763	10,256,241
							11,715,718

(1)   See Note 2.3.8. to the issued financial statements as at December 31, 2022.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT E

CENTRAL PUERTO S.A.

ALLOWANCES AND PROVISIONS

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

	06-30-2023							12-31-2022
Item	At beginning	Increases		Decreases		Recoveries	At end	At end
	ARS 000	ARS 000		ARS 000		ARS 000	ARS 000	ARS 000

ASSETS

Non-current

Inventories	1,631,158	-		-		-	1,631,158	1,631,158

Trade and other receivables
Allowance for doubtful accounts - Trade receivables	26,018	5,334	(2)	(8,633	)(1)	(8,815)	13,904	26,018
Total 06-30-2023	1,657,176	5,334		(8,633)		(8,815)	1,645,062
Total 12-31-2022	902,822	774,788		(16,572	)(1)	(3,862)		1,657,176

LIABILITIES

Current

Provisions

Provision for lawsuits and claims	69,488	249,402	(3)	(24,364	)(1)	(21,713)	272,813	69,488
Total 06-30-2023	69,488	249,402		(24,364)		(21,713)	272,813
Total 12-31-2022	263,243	17,095		(100,752	)(1)	(110,098)		69,488

(1)	Income (loss) for exposure to change in purchasing power of currency for the period.
(2)	Includes 5,065 that were added to the Company’s equity through the business combinations described in Note 2.3.
(3)	Includes 225,023 that were added to the Company’s equity through the business combinations described in Note 2.3.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT F

CENTRAL PUERTO S.A.

COST OF SALES

FOR THE SIX-MONTH AND TRHEE-MONTH PERIODS ENDED

AS OF JUNE 30, 2023 AND 2022

	6 months		3 months
	01-01-2023 to 06-30-2023	01-01-2022 to 06-30-2022	04-01-2023 to 06-30-2023	04-01-2022 to 06-30-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Inventories and biological assets at beginning of each period	35,795,052	5,368,108	37,435,280	5,604,962

Acquisition of biological assets (1)	506,712	-	506,712	-

Purchases and operating and forest production for each period:

– Purchases	5,791,599	10,646,357	2,329,830	6,797,052
– Operating expenses (Exhibit H)	41,259,057	33,113,738	23,898,172	17,527,584
– Expenses related to forest production and forestry (Exhibit H)	1,385,682	-	836,319	-
– Forest production and biological assets revaluation	12,550,444	-	6,961,669	-
– Loss for exposure to change in purchasing power of currency of biological assets	(7,970,871)	-	(3,666,685)	-
	53,015,911	43,760,095	30,359,305	24,324,636

Inventories and biological assets at the end of each period	(39,014,989)	(7,314,117)	(39,014,989)	(7,314,117)
Total sales costs	50,302,686	41,814,086	29,286,308	22,615,481

(1)	Biological assets that were added to the Company’s equity through the business combination described in Note 2.3.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT G

CENTRAL PUERTO S.A.

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

	06-30-2023					12-31-2022
Account	Currency and amount (in thousands)		Effective exchange rate (1)		Book value	Currency and amount (in thousands)		Book value
					ARS 000			ARS 000

NON-CURRENT ASSETS

Trade and other receivables	USD	213,129	256.68	(2)	54,705,969	USD	237,581	63,410,195
Other financial assets	USD	4,966	256.30		1,272,786	USD	5,306	1,414,742
					55,978,755			64,824,937
CURRENT ASSETS

Cash and cash equivalents	USD	16,499	256.30		4,228,694	USD	50,869	13,563,999
	EUR	2	279.42		559	EUR	2	571
Other financial assets	USD	74,119	256.30		18,996,700	USD	8,983	2,395,279
Trade and other receivables	USD	117,806	256.68	(2)	30,238,368	USD	92,185	24,604,109
	USD	24,262	256.30		6,218,351	USD	29,201	7,786,320
					59,682,672			48,350,278
					115,661,427			113,175,215

NON-CURRENT LIABILITIES

Other loans and borrowings	USD	268,623	256.70		68,955,524	USD	305,131	81,453,817
					68,955,524			81,453,817
CURRENT LIABILITIES

Other loans and borrowings	USD	88,992	256.70		22,844,246	USD	64,439	17,201,800
Trade and other payables	USD	14,887	256.70		3,821,493	USD	9,966	2,660,395
	EUR	1,483	280.50		415,976	EUR	144	41,208
					27,081,715			19,903,403
					96,037,239			101,357,220

USD: US dollar.

EUR: Euro.

(1)	At the exchange rate prevailing as of June 30, 2023 as per the Argentine National Bank.
(2)	At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of June 30, 2023 as per the Argentine Central Bank.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT H

1 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b)

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2023 AND 2022

	6 months
	01-01-2023 to 06-30-2023				01-01-2022 to 06-30-2022
Accounts	Operating expenses	Forestry and forest production expenses	Administrative and selling expenses	Total	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	8,740,611	155,902	2,878,536	11,775,049	6,318,968	2,253,038	8,572,006
Other long-term employee benefits	541,117	-	91,526	632,643	257,644	53,684	311,328
Depreciation of property, plant and equipment	13,959,675	12,353	307,214	14,279,242	11,760,896	-	11,760,896
Amortization of intangible assets	1,459,477	-	-	1,459,477	3,915,876	-	3,915,876
Purchase of energy and power	221,387	-	-	221,387	234,400	-	234,400
Fees and compensation for services	2,027,589	151,425	2,232,283	4,411,297	2,308,479	1,680,543	3,989,022
Maintenance expenses	5,225,452	-	26,417	5,251,869	4,443,032	49,562	4,492,594
Consumption of materials and spare parts	5,843,328	17,681	-	5,861,009	1,746,784	-	1,746,784
Insurance	2,515,660	28,275	7,741	2,551,676	1,499,745	78,038	1,577,783
Levies and royalties	485,953	-	-	485,953	474,882	-	474,882
Taxes and assessments	92,643	1,308	487,882	581,833	105,231	332,050	437,281
Tax on bank account transactions	11,638	-	712,497	724,135	14,562	800,068	814,630
Forestry and forest production services	-	996,892	553	997,445	-	-	-
Others	134,527	21,846	119,199	275,572	33,239	121,490	154,729
Total 06-30-2023	41,259,057	1,385,682	6,863,848	49,508,587
Total 06-30-2022					33,113,738	5,368,473	38,482,211

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT H

2 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b)

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2023 AND 2022

	3 months
	04-01-2023 to 06-30-2023				04-01-2022 to 06-30-2022
Accounts	Operating expenses	Forestry and forest production expenses	Administrative and selling expenses	Total	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	5,071,176	95,279	1,663,461	6,829,916	3,220,439	1,207,506	4,427,945
Other long-term employee benefits	246,581	-	40,773	287,354	118,047	25,913	143,960
Depreciation of property, plant and equipment	7,519,694	6,921	19,377	7,745,992	6,353,084	-	6,353,084
Amortization of intangible assets	620,524	-	-	620,524	2,197,248	-	2,197,248
Purchase of energy and power	95,076	-	-	95,076	124,758	-	124,758
Fees and compensation for services	987,168	54,574	1,251,581	2,293,323	1,049,225	768,572	1,817,797
Maintenance expenses	2,939,626	-	19,224	2,958,850	2,445,803	42,952	2,488,755
Consumption of materials and spare parts	5,098,250	3,048	-	5,101,298	1,082,038	-	1,082,038
Insurance	949,214	12,802	2,665	964,681	686,444	42,146	728,590
Levies and royalties	199,482	-	-	199,482	165,035	-	165,035
Taxes and assessments	47,456	772	316,998	365,226	58,817	164,831	223,648
Tax on bank account transactions	5,413	-	397,090	402,503	7,353	482,779	490,132
Forestry and forest production services	-	652,238	553	652,791	-	-	-
Others	118,512	10,685	56,764	185,961	19,293	121,285	140,578
Total 06-30-2023	23,898,172	836,319	3,968,486	28,702,977
Total 06-30-2022					17,527,584	2,855,984	20,383,568

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF INCOME AND COMPREHENSIVE INCOME

for the six-month period ended June 30, 2023

	6 months		3 months
	Unaudited		Unaudited
	01-01-2023 to 06-30-2023	01-01-2022 to 06-30-2022	04-01-2023 to 06-30-2023	04-01-2022 to 06-30-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	49,822,229	69,515,191	24,936,209	33,961,934
Cost of sales	(34,847,520)	(35,785,774)	(19,977,205)	(19,599,530)
Gross income	14,974,709	33,729,417	4,959,004	14,362,404

Administrative and selling expenses	(5,219,137)	(4,944,191)	(2,717,828)	(2,615,750)
Other operating income	28,370,375	21,514,497	15,793,451	11,097,307
Other operating expenses	(348,122)	(305,639)	(333,725)	(287,019)
Operating income	37,777,825	49,994,084	17,700,902	22,556,942

Loss on net monetary position	(27,149,392)	(23,282,619)	(11,818,548)	(12,289,521)
Finance income	15,785,583	2,367,574	7,289,675	1,465,047
Finance expenses	(15,597,446)	(10,490,628)	(8,249,406)	(5,598,691)
Share of the (loss) profit of associates and subsidiaries	(1,850,940)	3,740,499	2,195,277	1,270,826
Income before income tax	8,965,630	22,328,910	7,117,900	7,404,603

Income tax for the period	(4,076,875)	(5,236,708)	(2,413,529)	(2,425,552)
Net income for the period	4,888,755	17,092,202	4,704,371	4,979,051
Total comprehensive income for the period	4,888,755	17,092,202	4,704,371	4,979,051

Total comprehensive income for the period	3.25	11.36	3.12	3.31

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION

as at June 30, 2023

		06-30-2023	12-31-2022
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment		172,477,463	178,826,990
Intangible assets		5,827,453	7,138,019
Investment in associates		17,866,206	18,319,781
Investment in subsidiaries	Exhibit C	139,517,046	111,985,615
Inventories		4,482,282	3,297,096
Other non-financial assets		245,412	369,790
Trade and other receivables		54,601,538	63,766,721
Other financial assets		328,618	342,651
		395,346,018	384,046,663
Current assets
Inventories		6,545,192	9,136,711
Other non-financial assets		1,529,874	586,944
Trade and other receivables		46,879,109	46,875,945
Other financial assets		21,319,028	47,840,450
Cash and cash equivalents		475,905	394,356
		76,749,108	104,834,406
Total assets		472,095,126	488,881,069

Equity and liabilities
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		118,699,752	118,699,752
Legal reserve		19,965,261	18,530,737
Voluntary reserve		235,064,281	235,064,281
Other equity accounts		(8,753,796)	(8,753,796)
Voluntary reserve for future dividends distribution		27,025,913	-
Retained earnings		4,927,194	28,460,437
Total equity		398,442,627	393,515,433

Non-current liabilities
Other non-financial liabilities		9,659,408	11,410,000
Other loans and borrowings		6,540,846	22,061,791
Compensation and employee benefits liabilities		1,187,387	1,123,295
Deferred income tax liabilities		15,011,366	17,111,084
		32,399,007	51,706,170
Current liabilities
Trade and other payables		10,716,552	10,272,942
Other non-financial liabilities		8,158,349	9,701,920
Other loans and borrowings		15,638,833	13,200,521
Compensation and employee benefits liabilities		3,328,511	4,238,688
Income tax payable		3,363,457	6,208,624
Provisions		47,790	36,771
		41,253,492	43,659,466
Total liabilities		73,652,499	95,365,636
Total equity and liabilities		472,095,126	488,881,069

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF CASH FLOWS

for the six-month period ended June 30, 2023

	06-30-2023	06-30-2022
	Unaudited
	ARS 000	ARS 000
Operating activities
Income for the period before income tax	8,965,630	22,328,910

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	7,670,499	8,287,992
Amortization of intangible assets	1,310,565	3,766,481
Income from sale of property, plant and equipment and inventories	(92,611)	(9,727)
Interest earned from customers	(6,751,722)	(3,523,765)
Finance income	(15,785,583)	(2,367,574)
Finance expenses	15,597,446	10,490,628
Share of the (loss) profit of associates and subsidiaries	1,850,940	(3,740,499)
Movements in provisions and long-term employee benefit plan expense	634,735	268,244
Foreign exchange difference for trade receivables	(21,422,592)	(16,173,584)
Loss on net monetary position	22,085,942	17,947,256

Working capital adjustments:
Decrease (increase) in trade and other receivables	7,851,756	(7,276,841)
Decrease in other non-financial assets and inventories	2,119,375	221,313
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(3,999,006)	(1,311,593)

Interest received	5,235,588	3,730,237
Income tax paid	(6,548,310)	(3,460,344)
Tax interests paid	(159,733)	-
Insurance recovery collected	57,097	-
Net cash flows provided by operating activities	18,620,016	29,177,134

Investing activities
Purchase of property, plant and equipment and inventories	(2,048,081)	(915,281)
Sale of property, plant and equipment	88,337	-
Loans collected to subsidiaries	-	729,767
Interests collected from granted loans	52,296	2,841
Dividends received	1,737,986	155,565
Acquisition of other financial assets, net	(777,539)	(29,912,977)
Capital contributions to subsidiaries and associates	(1,042,589)	(1,899,900)
Net cash flows used in investing activities	(1,989,590)	(31,839,985)

Financing activities
Bank and investment accounts overdrafts (cancelled) received, net	(2,518,790)	11,186,928
Dividends paid	(1,009,802)	-
Long-term loans paid	(8,921,449)	(6,022,662)
Interest and other financial costs paid	(3,648,816)	(2,189,679)
Net cash flows (used in) provided by financing activities	(16,098,857)	2,974,587

Increase in cash and cash equivalents	531,569	311,736
Exchange difference and other financial results	174,338	66,810
Monetary results effect on cash and cash equivalents	(624,358)	(79,060)
Cash and cash equivalents as of January 1	394,356	36,687
Cash and cash equivalents as of June 30	475,905	336,173

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

1. Basis of presentation of the separate financial statements

1.1. Summary of the applied accounting policies

The Company presents its separate financial statements according to CNV Regulations, which approved General Regulation No. 622. This regulation establishes that entities issuing shares and/or corporate bonds, with certain exceptions, must prepare their financial statements in accordance with Technical Resolution No. 26 (as amended) of FACPCE, which states the adoption of IFRS as issued by IASB, while other entities will have the option to use IFRS or IFRS for SME in lieu of NCPA (Argentine Professional Accounting Standards).

1.2. Basis for presentation

These separate condensed financial statements for the six-month period ended June 30, 2023 were prepared by applying IFRS.

When preparing these separate interim condensed financial statements, the Company applied the presentation bases, accounting policies, and relevant accounting judgments, estimate and assumptions described in the attached condensed consolidated financial statements for the six-month period ended June 30, 2023.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT C

CENTRAL PUERTO S.A.

INVESTMENT IN SUBSIDIARIES

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

	06-30-2023								12-31-2022
Name and characteristics of securities and issuers	Class	Face value	Number	Cost value	Listed price	Value obtained by the equity method	Share of profit of subsidiaries	Book value	Book value
				ARS 000		ARS 000	ARS 000	ARS 000	ARS 000

INVESTMENT IN SUBSIDIARIES
Central Vuelta de Obligado S.A.	1 vote	1	280,950	281	Unlisted	376,351	111,557	376,351	382,673
CP Renovables S.A.	1 vote	1	9,712,005,836	9,712,006	Unlisted	43,156,089	4,515,264	43,156,089	39,763,401
Proener S.A.U.	1 vote	1	45,103,803,634	45,103,804	Unlisted	70,231,971	(8,271,480)	70,231,971	47,926,021
Vientos La Genoveva S.A.U.	1 vote	1	1,615,451,861	1,615,452	Unlisted	14,064,843	843,455	14,064,843	13,221,388
Vientos La Genoveva II S.A.U.	1 vote	1	498,293,542	498,294	Unlisted	11,687,792	995,660	11,687,792	10,692,132
							(1,805,544)	139,517,046	111,985,615

	Latest available financial information
Name and characteristics of securities and issuers	Date	Capital stock	(Loss) Income	Equity	Direct and indirect equity interest %
		ARS 000	ARS 000	ARS 000
INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	06/30/2023	500	208,262	669,783	56.19%
CP Renovables S.A.	06/30/2023	10,101,498	4,720,556	45,848,952	100.00%
Proener S.A.U.	06/30/2023	45,103,804	(8,233,042)	70,264,844	100.00%
Vientos La Genoveva S.A.U.	06/30/2023	1,615,452	884,745	12,666,411	100.00%
Vientos La Genoveva II S.A.U.	06/30/2023	498,294	861,494	10,222,956	100.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: September 28, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact